Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2016	2015	2014	2013	2012
Earnings
Income before assessments	$288,941	$285,049	$284,208	$164,453	$144,193
Fixed charges	637,407	378,462	343,693	402,142	521,341
Earnings available for fixed charges	926,348	663,511	627,901	566,595	665,534

Fixed charges
Interest expense	636,701	377,756	342,986	401,437	520,619
Interest portion of net rent expense(1)	706	706	707	705	722
Total fixed charges	$637,407	$378,462	$343,693	$402,142	$521,341

Ratio of earnings to fixed charges	1.45	1.75	1.83	1.41	1.28
Notes:
(1) Represents one-third (the proportion deemed representative of the interest portion) of rent expense.